Exhibit H


                 [Suggested Form of Notice]

SECURITIES AND EXCHANGE COMMISSION
(Release No. 35 - _______________; 70-______________)

Entergy Corporation, et. al.
Notice of Proposal to Adopt Transmission & Distribution
Materials Procurement Program; to Enter into Certain
Affiliate Transactions, Including Issuance of Guaranties


     Entergy Corporation, 639 Loyola Avenue, New Orleans,

Louisiana  70113 ("Entergy"), a registered holding company,

and its wholly-owned, subsidiary electric utility operating

companies, Entergy Arkansas, Inc. ("Entergy Arkansas"), 425

W. Capitol Avenue, Little Rock, Arkansas  72201, Entergy

Gulf States, Inc. ("Entergy Gulf States"), 350 Pine Street,

Beaumont, Texas 77701, Entergy Louisiana, Inc. ("Entergy

Louisiana"), 639 Loyola Avenue, New Orleans, Louisiana

70113, Entergy Mississippi, Inc. ("Entergy Mississippi"),

Electric Building, 308 East Pearl Street, Jackson,

Mississippi  39201, and Entergy New Orleans, Inc. ("Entergy

New Orleans"), 639 Loyola Avenue, New Orleans, Louisiana

70113, (collectively, the "System operating companies"), as

well as Entergy Services, Inc. ("ESI"), 639 Loyola Avenue,

New Orleans, Louisiana  70113, Entergy's subsidiary service

company, System Energy Resources, Inc. ("SERI"), Echelon

One, 1340 Echelon Parkway, Jackson, Mississippi  39213, a

domestic wholesale electric generating company subsidiary,

and System Fuels, Inc. ("SFI"), 639 Loyola Avenue, New

Orleans, Louisiana  70113, the System's fuel procurement

subsidiary, have filed an Application-Declaration under

Sections 6(a), 7, 9(a), 10, 12(b), 13(b) of the Act and

Rules 43, 45, 52, 86, 87, 90 and 91 thereunder.

     Pursuant to Commission authorization (See HCAR No.

17400 in File No. 70-5015, dated December 17, 1971), SFI was organized on January 4, 1972 as the jointly-owned non-

utility subsidiary of Entergy Arkansas, Entergy Louisiana,

Entergy Mississippi and Entergy New Orleans, then

constituting all of the electric utility operating companies within the Entergy System (the "Original Operating

Companies").  The  basic functions of SFI were to discover,

acquire and develop fuel reserves, as well as to

procure/produce, process, store and transport fuel for the

Original Operating Companies, each of which became an owner

of SFI and assumed a proportionate share of the

responsibility for financing SFI's operations.  Entergy's

intent in forming SFI was to enable the System to obtain (i)

greater control over its fuel sources by engaging in fuel

exploration, production and delivery programs as a

supplement to purchases, and (ii) more economical fuel

supply arrangements by having the responsibility for fuel

supplies shared by the operating companies through the

medium of a single centralized procurement entity.  By order of the Commission dated April 28, 1978 in File No. 70-5889

(HCAR No. 20525), SFI was authorized to extend its fuel

procurement programs from fossil to nuclear fuel in order to accommodate the System's increased commitment to nuclear

power.



      Although the authorized functions of SFI include

acquiring and developing fuel reserves and acquiring or

operating facilities necessary to produce, process, receive,

store and transport fuels, as well as purchasing and

reselling fuels (including fuel oil, natural gas, coal and

nuclear fuel) for the benefit of the Original Operating

Companies, certain of these functions have either been

curtailed or eliminated over the years. By reason of the

foregoing, SFI is currently engaged only in sales of fuel

oil and nuclear fuel related products and services.  In

addition, SFI continues to lease certain facilities used for the storage of  fuel oil.

      Pursuant to Commission order dated December 17, 1993

in File No. 70-8059 (HCAR No. 25952), Entergy and Entergy

Gulf States were merged on December 31, 1993 and Entergy

Gulf States became a wholly owned subsidiary of Entergy.  At the time of the merger, Entergy Gulf States had ample

supplies of fuel oil, as well as nuclear fuel related

products and services, in inventory or under contract.

Therefore, there was little incentive for Entergy Gulf

States to acquire an interest in SFI or become a participant in SFI's remaining fuel procurement programs.  Although

Entergy Gulf States continues to maintain adequate fuel

supplies to satisfy its immediate needs, Entergy Gulf States can obtain benefits by participating, together with the

other System operating companies, in the centralized fuel

oil and nuclear fuel procurement programs offered by SFI at

such time as Entergy Gulf States' current commitments and

obligations have expired.  In addition, Entergy believes

that Entergy Gulf States, together with the other System

operating companies, can achieve substantial cost reductions and economies through implementation of an expanded SFI

procurement function that encompasses the purchase and

resale, on a System-wide basis, of equipment and materials

for use by the System operating companies in connection with their transmission and distribution operations (the "T&D

Materials").



      Accordingly, Applicants now seek authorization for SFI

to expand its procurement function to include the purchase

of T&D Materials for resale at cost to the System operating

companies.  Presently, transmission and distribution

materials requirements for the System's five utility

operating companies are largely satisfied through the use of four large central warehousing facilities or Material

Distribution Centers ("MDCs") owned by Entergy Arkansas,

Entergy Louisiana, Entergy Mississippi and Entergy Gulf

States and located in Little Rock, Arkansas; Gretna,

Louisiana; Jackson, Mississippi; and Beaumont, Texas,

respectively.<FN1>  The MDCs provide equipment and materials to operating company local storerooms/crew centers (the "crew

centers") from which they are trucked to specific job sites.

Although each MDC is principally dedicated to serving the

T&D Materials needs of the operating company controlling

that facility, transfers of T&D Materials among the System's operating companies have increased over the past several

years.  These transfers have resulted in cost savings on a

System-wide basis by permitting some reduction in the level

of T&D Materials inventories that would otherwise  be

maintained by each of the operating companies.  Entergy has

determined that substantial additional operating

efficiencies and cost reductions can be achieved by

implementing a System-wide consolidation of T&D Materials

inventories and centralization of related warehouse

operations.  It is, therefore,  proposed that SFI assume the role of the System's T&D Materials supplier and that ESI

acquire and operate the warehousing facilities that will be

used to store these materials prior to resale to the

operating companies.

      Specifically, T&D Materials will be provided to the

System operating companies by SFI and, pending delivery,

will be stored by ESI utilizing a configuration of two

strategically located MDCs, rather than the four MDCs

currently being operated within the System.  Of the existing

MDCs, only the Little Rock, Arkansas MDC will be retained by

ESI for use as a central warehousing facility. The lease for the Little Rock facility, as well as leases pertaining to

related warehousing equipment, which are currently held by

Entergy Arkansas, will be assigned to ESI.  The Little Rock

MDC will be used to serve the northern region of the Entergy

System, including the entire service territory of Entergy

Arkansas and the northern portions of the service

territories of Entergy Louisiana and Entergy Mississippi.

ESI will also lease a new MDC to be located in or near

Hammond, Louisiana.  This warehouse facility will serve the

southern region of the Entergy System, including the entire

service territories of Entergy Gulf States and Entergy New

Orleans and the southern portions of the service territories of Entergy Louisiana and Entergy Mississippi.  The MDCs

located in Gretna, Jackson and Beaumont will be converted to crew centers and these facilities, as well as other existing crew centers, will remain under the control of the System

operating companies.

      It is proposed that operation and management of the

MDCs be performed by ESI.  Accordingly, the existing Service

Agreement between ESI and each of the System operating

companies will be amended to provide for the performance of

these services and the allocation of related costs.  SFI

will acquire and own the T&D Materials inventory that will

be stored at the MDCs.  T&D Materials from this inventory

will be resold by SFI to the System operating companies at

the time that such materials are delivered to the applicable operating company crew centers or  job sites.  The use of

SFI as the System's T&D Materials distributor will enable

the separate inventories of the System operating companies

to be effectively "pooled", thereby materially reducing the

overall level of T&D Materials inventories<FN2> and eliminating the need for large scale transfer of such materials among

the operating companies.  At the same time, ESI's assumption of the role of warehouse service provider will permit

related warehousing services to be provided by a single

entity on an System-wide basis.

      SFI will essentially become a wholesaler of T&D

Materials to be used by all the System operating companies.

The operating companies will pay for these materials on an

"at cost" basis, calculated at System average unit price and will be charged only for materials actually delivered from

the MDCs to the crew centers or job sites.  Invoices for

such materials will be prepared and submitted to the

operating companies by SFI on a monthly basis for materials

delivered during the preceding month.  In addition,

consistent with past practice, the T&D Materials inventory

program will be allocated a share of SFI's general expenses,

based on the weighted average value of the T&D Materials

inventory relative to the weighted average value of SFI's

fuel oil and nuclear fuels inventories.  These costs will

similarly be billed at cost to the System operating

companies on a monthly basis, in proportion to the dollar

value of T&D Materials delivered to each operating company

during the preceding twelve month period ending September

30.  Allocation ratios will be recalculated annually, put in effect the next succeeding January 1st, and remain in place

for a full calendar year<FN3>.

      It is not currently contemplated that SFI will engage

in the sale of T&D Materials to persons other than the

System operating companies, except in cases of emergency or

in those instances when, due to unforeseen circumstances,

inventory become unusable by the System operating companies

or inventory levels are substantially in excess of System

requirements.  Any transactions with non-affiliates will be

made at current market prices or at prices determined

through arms' length bargaining and any profits resulting

therefrom will be applied to the reduction of the cost of

T&D Materials sold by SFI to the System operating companies.

      The System operating companies will also be billed by

ESI on a monthly basis for costs incurred by ESI in

connection with the operation of the MDCs.  Such costs will

include facility lease charges, labor costs, interest

expense on borrowed funds  and other expenses directly

attributable to the services that will be provided by ESI.

In addition, the System operating companies will be billed

for indirect departmental costs.  New billing methods, based on the weighted average value of materials delivered to each operating company from each MDC facility during the

preceding twelve months ending September 30, will be used to allocate these costs.  As in the case of SFI's general

expenses, applicable allocation ratios will be recalculated

annually and will become effective the next succeeding

January 1st.<FN4>

      Implementation of the proposed T&D Materials Program

will be "phased-in" over time.  SFI will initially acquire

all of Entergy Arkansas' T&D Materials inventory located at

the Little Rock MDC.  With respect to T&D Materials stored

at the crew centers, to the extent practicable, each

operating company will first exhaust its current materials

inventory, exclusive of emergency stock materials.  Any

inventory remaining at the crew centers  will then be

purchased by SFI. All such purchases will be made at book

value (including any transaction based taxes and material

handling costs).  SFI's total cost associated with these

transactions is estimated at $31.8 million, consisting of

Entergy Arkansas' inventory valued at $11.5 million, Entergy

Gulf States' inventory valued at $5.9 million, Entergy

Louisiana's inventory valued at $8.3 million, Entergy

Mississippi's inventory valued at $6.0 million, and Entergy

New Orleans' inventory valued at $0.1 million.

      SFI proposes to obtain the necessary funding for this

program start-up expense through internal and/or external

borrowings. Pursuant to order of the Commission dated

November 27, 1996 (the "Money Pool Order"), in File No. 70-

8899 (HCAR No. 26617), SFI is authorized through November

30, 2001 to borrow from the Entergy System Money Pool (the

"Money Pool"), from Entergy and/or from commercial banks up

to an aggregate amount of $95 million at any one time

outstanding.  As of June 30, 1997, the total amount of

borrowings outstanding under these arrangements was $45.5

million.  SFI anticipates at this time that the borrowing

authority remaining under the above referenced Money Pool

Order will be adequate to satisfy SFI's initial T&D

Materials inventory program expenses. Furthermore, as T&D

Materials are sold by SFI to the System operating companies,

the proceeds of such sales will provide SFI with the

necessary funds to permit recovery of T&D Materials program

expenses on an ongoing basis.

      ESI will also require funding to make facility

improvements to the Hammond MDC, to purchase equipment

required for use at that facility, and to cover other start-

up expenses associated with the operation of both MDCs.

These expenses are expected in the aggregate to total

approximately $1.1 million.  As in the case of SFI, the

funding for these expenses will be obtained by ESI through

internal/external borrowings authorized under the above

referenced Money Pool Order<FN5> and will be recovered from the

System operating companies as a component of ESI's cost of

service billings.

      Given the benefits to Entergy Gulf States that would

ultimately accrue from its participation in SFI's various

fuel procurement programs, it is also proposed that Entergy

Gulf States become a participant in SFI's fuel oil and

nuclear fuel procurement programs (as well as the new T&D

Materials inventory program) to the same extent as the other

System operating companies.  With respect to the fuel oil

program, however, it is noted that  Entergy Gulf States

presently has under contract and in inventory sufficient

fuel oil to cover its anticipated requirements through

April, 1998.  In addition, since consumption of fuel oil is

limited to emergency use situations when natural gas becomes unavailable or to those rare situations when fuel oil is

more economical than gas to burn, it is not anticipated that any fuel oil currently stored by Entergy Gulf States for use at its generating facilities will have to be transferred to

other System operating companies.  For these reasons, it is

proposed (a) that SFI defer purchase of any fuel oil

supplies on behalf of Entergy Gulf States until the second

quarter of 1998 or such time as Entergy Gulf States' current inventory and supply commitments are exhausted, and (b) that

Entergy Gulf States retain ownership (or leasehold

interests, where applicable) of storage, handling and other

facilities used in connection with its fuel oil operations,

rather than transferring such facilities to SFI.  This is

consistent with Entergy's original expressed intent that SFI own only those physical facilities which are more practical

and economical for SFI to own and operate on a System-wide

basis.  (See File No. 70-5015.)

     Due to Entergy Gulf States' ownership of the River Bend

Steam Electric Generating Station ("River Bend"), Entergy

Gulf States is expected to realize significant benefits from

SFI's nuclear fuel procurement program. As in the case of

the fuel oil program, however, Entergy Gulf States currently has sufficient inventory and/or commitments to meet its

nuclear fuel cycle materials/services requirements for the

immediate  future.  Specifically, River Bend's current

uranium contracts and inventory will cover Entergy Gulf

States' U3O8 material needs until 1999 or 2000 (depending on whether new commitments must be made before issuance of the

order that is requested in this File).  Similarly, River

Bend's existing conversion and enrichment contracts and

related inventories will satisfy Entergy Gulf States'

conversion and enrichment requirements through approximately

2001-2002 and 1999-2000, respectively. It is, therefore,

anticipated that any participation by Entergy Gulf States in

SFI's nuclear fuel procurement program will be deferred

until at least 1999.

      Because SFI will not begin supplying Entergy Gulf

States' fuel oil and nuclear fuel related needs until

Entergy Gulf States' current commitments and inventories are exhausted, SFI will not have any immediate need to increase

expenditures in connection with Entergy Gulf States'

proposed participation in these programs.  However, as a

result of the proposed SFI restructuring, it is appropriate

for Entergy Gulf States to assume a share of the financial

responsibility for SFI on the same proportionate basis as

the other System operating companies.  Accordingly, it is

proposed that the System operating companies' existing

ownership interests in SFI be reapportioned in accordance

with the Responsibility Ratios of the operating companies as of December 31, 1996 (i.e., the same basis that was used to

determine the initial equity investments of the Original

Operating Companies in SFI).<FN6>  Since the aggregate equity investment in SFI will be maintained at the initial level of

$20,000 and the number of outstanding shares of SFI common

stock will also remain fixed at 200 shares, this

reallocation will be accomplished by (i) SFI redeeming

certain of its shares currently owned by each of the

Original Operating Companies, in conjunction with (ii) a

corresponding purchase by Entergy Gulf States of new SFI

shares. All such shares will be redeemed or purchased at a

price of $100 a share. Following the implementation of the

above referenced transactions, the System operating

companies proportionate ownership interests in SFI (Entergy

Arkansas - 35%, Entergy Louisiana - 33%, Entergy Mississippi

- 19%, and Entergy New Orleans - 13%) will be reallocated as follows:  Entergy Arkansas - 21%, Entergy Gulf States - 33%,

Entergy Louisiana - 28%, Entergy Mississippi - 12%, and

Entergy New Orleans 6%.

      The outstanding amount of operating company  loans to

SFI (i.e., $34 million) under a 1983 loan agreement between

SFI and the Original Operating Companies,<FN7> will similarly be reapportioned among the System operating companies

(including Entergy Gulf States) in accordance with past

practice.  Following this reallocation, the outstanding

amount of each operating company loan will bear the same

proportion to the total amount of all operating company

loans as that company's kilowatt-hour sales (exclusive of

sales to other public utilities) for the calendar year ended

December 31, 1996 bears to the total kilowatt-hour sales of

all of the operating companies for the same period (i.e.,

the same basis used to allocate the outstanding loans to SFI by the Original Operating Companies).  To accomplish this

reallocation, SFI will prepay a portion of the outstanding

loans of each of the Original Operating Companies and

Entergy Gulf States will concurrently loan funds to SFI as

necessary to satisfy its allocated share of the total

financing burden. The outstanding loan balances currently

owed by SFI are approximately:  Entergy Arkansas - $11

million, Entergy Louisiana - $14.2 million, Entergy

Mississippi - $5.5 million, and Entergy New Orleans - $3.3

million.  Following implementation of the above described

transactions, the outstanding loan balances will be as

follows:  Entergy Arkansas - $7.2 million, Entergy Gulf

States - $10.8 million, Entergy Louisiana - $10.3 million,

Entergy Mississippi - $3.8 million, and Entergy New Orleans

-$1.9 million.

      The terms and conditions applicable to Entergy Gulf

States' proposed loan to SFI will be identical to the other

outstanding operating company loans to SFI.  Therefore, the

1983 Loan Agreement  will be amended to include Entergy Gulf

States as a party.  In addition, Entergy Gulf States' loan

will be evidenced by a promissory note which will be

essentially identical to the form of promissory note issued

by SFI to each of the other System operating companies and

which will be payable by SFI on or before the date by which

the other operating company loans are also required to be

repaid.  Except for the Entergy Gulf States' loan, the

amended Loan Agreement will not provide for any additional

borrowings by SFI from any of the System operating

companies.

      SFI believes that the $95 million aggregate borrowing

authorization under the Money Pool Order will be adequate to satisfy its financing requirements through November 30,

2001, despite the implementation of the T&D Materials

inventory program and the addition of Entergy Gulf States as a participant in SFI's existing fuel procurement programs.<FN8>

However, it is anticipated that SFI may also require

guaranties or other credit support arrangements in

connection with the conduct of its authorized business

activities.  Such guaranties may be necessary (i) to satisfy the requirements of banks or other lenders under financing

documents or other agreements to which SFI may become a

participant, or (ii) to provide assurances of payment or

performance of other SFI obligations to fuel or T&D

Materials vendors or suppliers of related services. Pursuant to the Money Pool Order, Entergy is authorized through

November 30, 2001 to guarantee bank loans for SFI up to the

$95 million aggregate authorized borrowing limit.

Nevertheless, this guaranty authority is expressly limited

to financing arrangements and does not apply to SFI's

obligations in connection with other authorized

transactions.  In addition, from time to time, it may be

preferable for SFI to obtain credit support from its parent

operating companies (and its affiliate customer, SERI) as an inducement to banks or others to make loans, rather than

relying exclusively on Entergy guaranties.

      Accordingly, in the event that SFI requires guaranties

or other credit support from the System operating companies

(and SERI, if applicable), whether in connection with its

nuclear fuel procurement program, its T&D Materials

inventory program, its fuel oil procurement program or any

of its other authorized activities, Entergy requests

authorization for the operating companies (and SERI, if

applicable) which participate in and benefit from such

programs and activities to provide such guaranties in

accordance with their proportionate participation in such

programs, their respective ownership interests in SFI, or

other equitable allocation basis.  Unless otherwise

exempted, all such guaranties shall be issued by the System

operating companies (and SERI) through December 31, 2002 and the aggregate amount thereof at any one time outstanding

(including any guaranties issued by Entergy for SFI's

benefit pursuant to the Money Pool Order ) will not exceed

$95 million.

      The application-declaration and any amendments thereto

are available for public inspection through the Commission's

Office of Public Reference.  Interested persons wishing to

comment or request a hearing should submit their views in

writing by _____________________ to the Secretary,

Securities and Exchange Commission, Washington, D. C. 20549,

and serve a copy on the applicant-declarant at the address

specified above.  Proof of service (by affidavit or, in case of any attorney at law, by certificate) should be filed with the request.  Any request for a hearing shall identify

specifically the issues of fact or law that are disputed.  A person who so requests will be notified of any hearing, if

ordered, and will receive a copy of any notice or order

issued in this matter.  After said date, the application-

declaration, as filed or as it may be amended, may be

granted and/or permitted to become effective.


                              Jonathan G. Katz
                              Secretary


_______________________________
<FN1> The Entergy Louisiana MDC also supplies T&D Materials to
      Entergy New Orleans. In addition, Entergy New Orleans maintains 3 separate warehouse facilities that are essentially operated as local distribution centers or storerooms.
<FN2> System-wide inventory levels are expected to be reduced from approximately $58 million at year end 1996 to approximately $41 million at year end 1999.
<FN3> It is anticipated that the initial allocation of costs will be based on inventory usage for the twelve month period ending September 30, 1997, as set forth in the accounting records of the existing MDCs, and will apply from the date of program implementation to the end of the first full calendar year of operations.
<FN4> See footnote 3.
<FN5> Pursuant to the Money Pool Order, ESI is authorized
      through November 30, 2001 to borrow from the Money Pool, from Entergy and/or from commercial banks up to an aggregate amount of $150 million at any one time outstanding. Entergy notes, however, that Rule 52 authorizes ESI (as well as SFI) to enter into additional borrowing arrangements, provided that the proceeds of such borrowings are used "solely for the purpose of financing" the existing authorized business activities of the applicable company and the other conditions of Rule 52 are satisfied. The applicant's references herein to the Money Pool Order are, therefore, not intended to waive the right of applicants to rely on the financing exemptions set forth in Rule 52 (or other applicable rule or regulation of the Commission, including Rule 45) to provide necessary funding to ESI or SFI in furtherance of the authorized business activities of such companies.
<FN6> The Responsibility Ratio is defined in the Agreement dated
      April 23, 1982, among Entergy Services, Inc. and the System operating companies, relating to System planning and development and intra-System transactions (filed as Exhibit 10(a)(1) to Entergy's Form 10-K for the year ended December 31, 1982, in 1-3517).
<FN7> Amended Loan Agreement, dated as of January 1, 1983,
      among SFI and the Original Operating Companies (the "1983
      Loan Agreement").
<FN8> See fn. 5.